September 6, 2011

Mr. Kevin L. Vaughn
Accounting Branch Chief
US Securities and Exchange Commission
Washington, DC 20549

Re:   Xilinx, Inc.

Form 10-K for the Fiscal Year Ended April 2, 2011

Filed May 31, 2011

Form 10-Q for the Quarter Ended July 2, 2011

File No.: 000-18548

Dear Mr. Vaughn:

Xilinx, Inc. (the “Company”) is in receipt of the Staff’s comment letter dated August 22, 2011.  The Company’s responses to the Staff’s comments set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment in italics and the Company’s response for each item below.

Form 10-Q for the Quarterly Period Ended July 2, 2011

Note 17. Contingencies, page 22

1.
We note your response to prior comment 4. We note your disclosures here continue to state that “neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.” FASB ASC 450 requires disclosure of the amount or range of reasonably possible loss as that term is defined in the standard. It is not clear how your disclosure statement stating that your “potential exposure” is not estimable at this time fulfills the requirements of FASB ASC 450. Please revise future filings to disclose an estimate of the reasonably possible loss or range of loss. If such an estimate cannot be made, you should include disclosures that specifically refer to your inability to estimate the reasonably possible loss or range of loss. Please refer to ASC 450-20-50.

US Securities and Exchange Commission
September 6, 2011
Page 2.

The Company respectfully acknowledges the Staff’s comment and to the extent the amount or range of reasonably possible loss is determinable, the Company will make such disclosures in future filings. If such an estimate is not determinable, the Company will include in its future filings a statement that the Company is unable to make an estimate of the reasonably possible loss or range of losses.

2.
We note your response to prior comment 5. We note that your process for determining the reasonably possible loss or range of losses appears to involve consideration of only case-specific information. Please explain to us how you consider other factors, such as your past experience with similar matters and competitors past experience with similar matters, in developing a range of reasonably possible loss for disclosure.

While our experience in past cases and the experience of other entities are factors that we consider in accordance with ASC 450-20-55-12, to date we have not found them to be instructive for purposes of determining the possible loss or range of losses in our legal proceedings, including patent infringement claims, as the possible loss or range of loss is generally based on an evaluation of the facts and circumstances in each particular proceeding. In the case of patent infringement claims, each claim of patent infringement involves a specific patent, a particular product or products produced and sold by the defendant, specific conduct by a defendant and company-specific product sales and revenue (past and future) from which assessments of damages are derived. Given the number of variables at issue in each claim of patent infringement and given that the individual merits of each claim also vary, and that the strategy for defending and resolving each claim differs in each case, management’s assessment as to the range of possible loss is largely based on the individual merits of each case.

The experience of other entities in patent litigation claims filed against them is generally not available to us and therefore cannot be instructive in determining the reasonably possible loss or range of losses in a particular case. Specifically, information regarding the terms under which other companies (competitors or otherwise) have settled similar claims is typically unavailable, either due to the court’s issuance of protective orders prohibiting others from learning the terms of such settlements, or the existence of confidentiality provisions common to such settlement agreements. Unless a claim is resolved by jury trial or awarded by a judge in open court, we generally do not have access to information regarding the amount of a settlement, the relative significance of each of the factors described above, or other salient facts related to resolution of the claim that might inform estimates of reasonably possible losses or ranges of loss.

Finally, even if we had access to such information regarding a particular patent-infringement claim against our competitors, the specificity of the factors at issue in each claim would limit the usefulness of such information in determining the possible loss or range of losses in any other patent infringement claim. In our experience, even in cases where we are co-defendants in the same patent infringement litigation, it is the particular allegations and facts and circumstances of each case, including the factors described above, that inform the ultimate resolution of the proceedings.

US Securities and Exchange Commission
September 6, 2011
Page 3.

3.
For each material matter disclosed in your Form 10-K as of April 2, 2011 and Form 10-Q as of July 2, 2011, please tell us what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

In our Form 10-K as of April 2, 2011 (the “10-K”), we disclose that we are involved in the following proceedings: PACT XPP Technologies, AG. v. Xilinx, Inc. and Avnet, Inc. Case No. 2:07-CV-563 (“PACT Litigation”), Intellitech Corporation v. Altera Corporation, Xilinx, Inc. and Lattice Semiconductor Corporation Case No. 1:10-CV-00645-UNA and Xilinx, Inc. v. Intellitech Corporation, Case No. CV11-0699 (“Intellitech Litigation”) and Intellectual Ventures I LLC and Intellectual Ventures II LLC v. Altera Corporation, Microsemi Corporation, Lattice Semiconductor Corporation and Xilinx, Inc., Case No. 10-CV-1065 and Xilinx, Inc. v. Invention Investment Fund I LP, Invention Investment Fund II LLC, Intellectual Ventures LLC, Intellectual Ventures Management LLC, Intellectual Ventures I LLC and Intellectual Ventures II LLC, Case No. CV11-0671 (“IV Litigation”). None of these cases involves a liability for Xilinx that is probable or estimable. The outcome of any litigation is uncertain and therefore it is possible that the matters may be resolved against us. Nevertheless, we were unable to estimate our possible loss or range of loss in each matter as of the filing dates of the 10-K and 10-Q for the reasons set forth below:

The PACT Litigation involves multiple claims across several different patents; trial for the case is set for December 2011. Each of the claims for patent infringement is its own claim and must be resolved separately at trial. Specifically, it is unknown whether the jury will find any of plaintiff’s patent claims valid; it is unknown whether the jury will find that the Company has infringed any of plaintiff’s patent claims; if the jury finds the Company has infringed any of plaintiff’s patent claims it is unknown which of the Company’s products will be found to infringe; it is unknown what theory of damages the jury will apply in awarding damages; it is unknown whether the jury or the judge will determine that the facts and circumstances of the case warrant under the law the trebling of whatever damages are awarded, if any. Therefore, only upon resolution of the case at trial will we know how many, if any, of the claims will be determined in plaintiff’s favor and the amount of damages, if any, to be assessed against us for each claim that is determined in plaintiff’s favor. To the extent additional information becomes available to us as a result of future settlement negotiations between the parties such that we may determine our reasonably possible loss or range of loss, we will update our disclosure in future filings based on such information.

The Intellitech Litigation involves both a claim filed against us for patent infringement and claims asserted by us against the adverse party for patent infringement and trademark infringement. As described above, each claim for patent infringement is unique, with its own facts and circumstances and damages assessment. Discovery in the case has only recently commenced, so currently the information available to us, with respect to damages and all of the other factors described in our response to the Staff’s comment #2 above, is not sufficient to determine whether loss is reasonably possible or to determine a range of possible losses.

US Securities and Exchange Commission
September 6, 2011
Page 4.

While discovery may alter the mix of information available to us, only upon resolution of the case at trial will we know if plaintiff’s claim will be determined in its favor and the amount of damages, if any, to be assessed against us should plaintiff prevail at trial. To the extent additional information becomes available to us as a result of future settlement negotiations between the parties such that we may determine our reasonably possible loss or range of loss, we will update our disclosure in future filings based on such information.

The IV Litigation also involves both claims for declaratory judgment filed by us and claims for patent infringement filed against us. As described above, each claim for patent infringement is unique, with its own facts and circumstances and damages assessment. Discovery has not yet commenced so currently the information available to us with respect to damages and all of the other to the factors identified in our response to the Staff’s comment #2 above is not sufficient to determine whether loss is reasonably possible or to determine a range of possible losses. While discovery may alter the mix of information available to us, only upon resolution of the case at trial will we know how many, if any, of plaintiffs’ claims will be determined in plaintiffs’ favor and the amount of damages, if any, to be assessed against us for each claim determined in plaintiffs’ favor. To the extent additional information becomes available to us as a result of future settlement negotiations between the parties such that we may determine our reasonably possible loss or range of loss, we will update our disclosure in future filings based on such information.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 24.

Financial Condition, Liquidity and Capital Resources

4.
We note your disclosures here that combine inventory days declined to 117 at July 2, 2011 from 135 days at April 2, 2011. We further note your discussion of the reasons for higher combined inventory days at April 2, 2011. Although the combined inventory days declined from April 2, 2011 to July 2, 2011, we note that the combined inventory days at July 2, 2011 appears to remain higher than your historical amounts. Specifically, we note combined inventory days were 126 at January 1, 2011, 90 at October 2, 2010, 80 at July 3, 2010 and 89 at April 3, 2010. Please revise future filings to provide greater explanation of the reasons for the elevated combined inventory days in the current period.

The Company respectfully acknowledges the Staff’s comment and in the future, to the extent there is a material change in combined inventory days in the current period, we will provide greater explanation of the reasons for the change during the current            period.  The Company respectfully submits that our current days of inventory levels reflect our strategy to carry more inventory and safety stock, including the build ahead of some legacy parts due to the planned closure of a particular foundry line.  The days of inventory levels are higher than previous levels which had been impacted by both forecasted capacity constraints at our foundry partners and increased levels of revenue.

Please contact me at (408) 879-6515 if you have any questions about the foregoing.

Sincerely,

/s/ Jon A. Olson

Jon A. Olson Senior Vice President Chief Financial Officer

cc: Moshe N. Gavrielov
President and CEO